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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        AQUILA GAS PIPELINE CORPORATION
                              (Name of the Issuer)

                             UTILICORP UNITED INC.
                           AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.
                     (Name of the Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    03839B10
                     (Cusip Number of Class of Securities)
                            ------------------------

                                ROBERT K. GREEN
                                   PRESIDENT
                          AND CHIEF OPERATING OFFICER
                              20 WEST NINTH STREET
                          KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:
                            DENNIS P. WILBERT, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                          2300 MAIN STREET, SUITE 1000
                          KANSAS CITY, MISSOURI 64108
                                 (816) 983-8000

This statement is filed in connection with (check the appropriate box):

[ ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b) The filing of a registration statement under the Securities Act of 1933.

[X] (c) A tender offer.

[ ] (d) None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[ ]

                           CALCULATION OF FILING FEE:

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $43,232,000.00                                                  $8,947.00

* For purposes of calculating the fee only. The amount assumes the purchase of 5,404,000 shares of Common Stock, par value $.01 per share, of Aquila Gas Pipeline Corporation at $8.00 net in cash per share, which represents all outstanding shares at March 18, 1999 not owned by the persons filing this statement and shares issuable pursuant to options that are presently exercisable.

** the amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

Amount Previously Paid:    $8,947.00        Filing Party:  Utilicorp United Inc.
                                                           Aquila Energy Corporation
                                                           AEC Acquisitions, Inc.
Form or Registration No.:  Schedule 14D-1   Date Filed:    April 9, 1999

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                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement (the "Schedule 13E-3") relates to a tender offer by AEC Acquisitions, Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly owned subsidiary of Utilicorp United Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Aquila Gas Pipeline Corporation, a Delaware corporation (the "Company"), not currently owned by Purchaser or Parent, for a purchase price of $8.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) respectively to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Purchaser, Aquila and Parent with the Securities and Exchange Commission on the date hereof. This
Schedule 13E-3 is being filed by Purchaser, Aquila and Parent.

    The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto. All cross references in this Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

    The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the Company's capital structure and historical financial statements, directors and executive officers, was obtained from representatives of the Company and the Company's publicly available filings with the Securities and Exchange Commission. Neither Purchaser, Aquila nor Parent takes any responsibility for the accuracy of such information.

                            CROSS-REFERENCE SHEET TO
                                 SCHEDULE 14D-1

                                                                                                 LOCATION OF ITEM(S)
                                                         ITEM AND CAPTION OF SCHEDULE 13E-3       IN SCHEDULE 14D-1
---------------------------------------------------------------------------------------------  -----------------------
         1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
               (a)-(c).......................................................................         1(a)-(c)
               (d)-(f).......................................................................             *
         2.    IDENTITY AND BACKGROUND.
               (a)-(g).......................................................................             2
         3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
               (a)...........................................................................             3
               (b)...........................................................................             *
         4.    TERMS OF THE TRANSACTION.
               (a)-(b).......................................................................             *
         5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
               (a)-(f).......................................................................         5(a)-(g)
               (g)...........................................................................             *
         6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               (a)...........................................................................           4(a)
               (b)...........................................................................             *
               (c)...........................................................................           4(b)
               (d)...........................................................................           4(c)
         7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
               (a)...........................................................................             5
               (b)-(d).......................................................................             *
         8.    FAIRNESS OF THE TRANSACTION.
               (a)-(f).......................................................................             *
         9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
               (a)-(c).......................................................................             *
        10.    INTEREST IN SECURITIES OF THE ISSUER.
               (a)-(b).......................................................................             6
        11.    CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
                 SECURITIES..................................................................             7
        12.    PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE
                 TRANSACTION.
               (a)-(b).......................................................................             *
        13.    OTHER PROVISIONS OF THE TRANSACTION.
               (a)-(c).......................................................................             *
        14.    FINANCIAL INFORMATION.
               (a)...........................................................................             *
               (b)...........................................................................             *
        15.    PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
               (a)...........................................................................             *
               (b)...........................................................................             8
        16.    ADDITIONAL INFORMATION........................................................           10(f)
        17.    MATERIAL TO BE FILED AS EXHIBITS..............................................    separately included
                                                                                                       herewith

------------------------

* The item is not required by Schedule 14D-1 of the Securities Exchange Act of 1934, as amended.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)-(c) The answers to Items 1(a) - (c) of the Schedule 14D-1 are incorporated herein by reference. Information concerning the approximate number of holders of record of the Shares is set forth in the section entitled "Introduction" and "The Tender Offer--Certain Effects of the Transaction" of the Offer to Purchase and is incorporated herein by reference.

    (d) The information set forth in the section entitled "The Tender Offer--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (e)     Not applicable.

    (f) The information set forth in the section entitled "The Tender Offer--Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(g) The answers to Item 2 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)-(b) The answers to Items 3(a) and (b) of the Schedule 14D-1 are incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the sections entitled "Introduction;" "Special Factors--Purpose and Structure of the Offer; Plans for the Company After the Offer;" and "The Tender Offer--Terms of the Offer;" "--Acceptance for Payment and Payment for Shares;" "--Procedure for Tendering Shares;" "-- Withdrawal Rights;" "--Certain Effects of the Transaction;" "--Source and Amount of Funds;" "-- Certain Conditions of the Offer;" and "--Certain Legal Matters; Regulatory Approvals;" of the Offer to Purchase is incorporated herein by reference.

    (b)     Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The answers to Item 5 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

    (b) The information set forth in the sections entitled "The Tender Offer--Source and Amount of Funds" and "--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    (c)     Not applicable.

    (d)     Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

    (b)-(d) The information set forth in the sections entitled "Introduction," "Special Factors--Background of the Offer;" "--Fairness of the Offer;" "--Analysis of Financial Advisor to Parent;" "--Purpose and Structure of the Offer; Plans for the Company After the Offer;" and "--Certain United States Federal

Income Tax Consequences;" and "The Tender Offer--Certain Effects of the Transaction" and "--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(b) The information set forth in the sections entitled "Introduction" and "Special Factors-- Fairness of the Offer" and "--Analysis of Financial Advisor to Parent" of the Offer to Purchase is incorporated herein by reference.

    (c)-(e) The information set forth in the sections entitled "Introduction," "Special Factors--Background of the Offer," "--Purpose and Structure of the Offer; Plans for the Company after the Offer," "-- Fairness of the Offer" and "--Analysis of Financial Advisor to Parent" and "The Tender Offer--Terms of the Offer" and "--Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.

    (f)     Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in the sections entitled "Introduction," "Special Factors--Background of the Offer," "--Fairness of the Offer" and "--Analysis of Financial Advisor to Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a)-(b) The information set forth in "The Tender Offer--Interests of Certain Persons in the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in "Special Factors--Appraisal Rights in the Second Step Merger" of the Offer to Purchase and in Annex A to the Offer to Purchase is incorporated herein by reference.

    (b)-(c)  Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a) The information set forth in the section entitled "The Tender Offer--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

    (b)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the sections entitled "Introduction" and "Special Factors-- Background of the Offer" and "--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

    (b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    (a)     Not applicable.

    (b) Presentation of Donaldson, Lufkin & Jenrette Securities Corporation to the management of UtiliCorp United Inc. dated April 6, 1999.

    (c)     Not applicable.

    (d)(1)  Offer to Purchase (previously filed as Exhibit (a)(1) to the
Schedule 14D-1 and incorporated herein by reference).

    (d)(2)  Letter of Transmittal (previously filed as Exhibit (a)(2) to the
Schedule 14D-1 and incorporated herein by reference).

    (d)(3) Notice of Guaranteed Delivery (previously filed as Exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as Exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as Exhibit (a)(5) to the
Schedule 14D-1 and incorporated herein by reference).

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as Exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(7) Text of Press Release issued by Parent, dated April 8, 1999 (previously filed as Exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(8) Summary Advertisement, dated April 9, 1999 (previously filed as Exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

    (d)(9) Letter of President of Parent to stockholders of the Company (previously filed as Exhibit (a)(9) to the Schedule 14D-1 and incorporated herein by reference).

    (e) Appraisal Rights of Dissenting Stockholders Under Delaware Law (included as Annex A to the Offer to Purchase and incorporated herein by reference).

    (f)     Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 1999                          UTILICORP UNITED INC.

                                              By:     /s/ Robert K. Green
                                              --------------------------------------------
                                              Name:     Robert K. Green
                                              --------------------------------------------
                                              Title:       President
                                              --------------------------------------------

                                              AQUILA ENERGY CORPORATION

                                              By:     /s/ Robert K. Green
                                              --------------------------------------------
                                              Name:     Robert K. Green
                                              --------------------------------------------
                                              Title:       Authorized Representative
                                              --------------------------------------------

                                              AEC ACQUISITIONS INC.

                                              By:     /s/ Robert K. Green
                                              --------------------------------------------
                                              Name:     Robert K. Green
                                              --------------------------------------------
                                              Title:       President and Chief Operating Officer
                                              --------------------------------------------

             EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

    RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of UCU ("AQP Common Stock") at a price of $8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers or the Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

    RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)        Not applicable.

(b)        Presentation of Donaldson, Lufkin & Jenrette Securities Corporation to the management of UtiliCorp
           United Inc. dated April 6, 1999.

(c)        Not applicable.

(d)(1)     Offer to Purchase (previously filed as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

(d)(2)     Letter of Transmittal (previously filed as Exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

(d)(3)     Notice of Guaranteed Delivery (previously filed as Exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as
           Exhibit (a)(4) to the Schedule 14D-1 and incorporated heren by reference.

(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           (previously filed as Exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as Exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

(d)(7)     Text of Press Release issued by Parent, dated April 8, 1999 (previously filed as Exhibit (a)(7) to the
           Schedule 14D-1 and incorporated herein by reference).

(d)(8)     Summary Advertisement, dated April 8, 1999 (previously filed as Exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

(d)(9)     Letter of President of Parent to stockholders of the Company (previously filed as Exhibit(a)(9) to the
           Schedule 14D-1 and incorporated herein by reference).

(e)        Apraisal Rights of Dissenting Stockholders Under Delaware Law (included as Annex A to the Offer to
           Purchase and incorporated herein by reference).

(f)        Not applicable.